Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

March 25, 2013

Petróleo Brasileiro S.A.

Av. República do Chile 330

9th floor – Centro

CEP 20031-170

Rio de Janeiro – RJ-Brazil

Gentlemen:

Pursuant to your request, we have conducted a reserves audit of the net proved crude oil, condensate, and natural gas reserves, as of December 31, 2012, of certain properties owned by Petróleo Brasileiro S.A. (Petrobras). The properties are located in Brazil and offshore from Brazil. This audit was completed on March 20, 2013. Petrobras has represented that these properties account for 93 percent on a net equivalent barrel basis of Petrobras’ net proved reserves as of December 31, 2012, and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Petrobras that it represents to be Petrobras’ estimates of the net reserves, as of December 31, 2012, for the same properties as those which we audited.  This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Petrobras.

Reserves included herein are expressed as net reserves as represented by Petrobras. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2012. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Petrobras after deducting all interests owned by others.

DeGolyer and MacNaughton

Estimates of oil, condensate, and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with Petrobras personnel, Petrobras files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Petrobras with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

DeGolyer and MacNaughton

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production‑decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Definition of Reserves

Petroleum reserves estimated by Petrobras included in this report are classified as proved. Only proved reserves have been audited for this report. Reserves classifications used by Petrobras in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

DeGolyer and MacNaughton

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

DeGolyer and MacNaughton

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

DeGolyer and MacNaughton

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in section 210.4–10 (a) Definitions, or by other evidence using reliable technology establishing reasonable certainty.

DeGolyer and MacNaughton

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil and Condensate Prices

Petrobras has represented that the oil and condensate prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Petrobras supplied differentials by field to a Brent reference price of U.S.$111.88 per barrel and the prices were held constant thereafter. The volume-weighted average price attributable to estimated proved reserves for the fields that were audited was U.S.$100.28 per barrel. These prices were not escalated for inflation.

Natural Gas Prices

Petrobras has represented that the natural gas prices were based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The volume-weighted average price for the fields that were audited was U.S.$8.13 per thousand cubic feet (Mcf). This price was based on contract prices and a 12‑month average regulation price from the Brazilian National Petroleum Agency (ANP) of U.S.$7.33 per Mcf. The ANP regulation prices were provided by Petrobras and are the prices disclosed by the ANP to upstream operators for payment of royalties and taxes. These prices were not escalated for inflation.

DeGolyer and MacNaughton

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Petrobras, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2012, estimated oil and gas reserves. The reserves estimated in this report can be produced under current regulatory guidelines.

Petrobras has represented that its estimated net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC. Petrobras represents that its estimates of the net proved reserves attributable to these properties which represent 93 percent of Petrobras’ reserves on a net equivalent basis are as follows, expressed in millions of barrels (MMbbl), billions of cubic feet (Bcf), and millions of barrels of oil equivalent (MMboe):

	Estimated by Petrobras Net Proved Reserves as of December 31, 2012
	Oil and Condensate (MMbbl)	Natural Gas (Bcf)	Oil Equivalent (MMboe)
Reviewed by DeGolyer and MacNaughton
Brazil
Total Proved	9,784	8,729	11,239

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

DeGolyer and MacNaughton

In our opinion, the information relating to estimated proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures(January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (8) of Regulation S–K of the Securities and Exchange Commission.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

In comparing the detailed net proved reserves estimates prepared by us and by Petrobras, we have found differences, both positive and negative resulting in an aggregate difference of 4.97 percent when compared on the basis of net equivalent barrels. It is our opinion that the net proved reserves estimates prepared by Petrobras on the properties reviewed by us and referred to above, when compared on the basis of net equivalent barrels, in aggregate, do not differ materially from those prepared by us.

DeGolyer and MacNaughton

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Petrobras. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Petrobras. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted, /s/ DeGOLYER and MacNAUGHTON DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716 /s/ Thomas C. Pence, P.E. Thomas C. Pence, P.E. Senior Vice President DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I,  Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.     That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Petrobras dated March 25, 2013, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.     That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have in excess of 30 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Thomas C. Pence, P.E. Thomas C. Pence, P.E. Senior Vice President DeGolyer and MacNaughton

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

March 25, 2013

Petróleo Brasileiro S.A.

Av. República do Chile 330

9th floor – Centro

CEP 20031-170

Rio de Janeiro – RJ-Brazil

Gentlemen:

Pursuant to your request, we have conducted a reserves evaluation of the net proved crude oil, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2012, of certain properties in Argentina owned Petróleo Brasileiro S.A. (Petrobras). This evaluation was completed on March 25, 2013. Petrobras has represented that these properties account for 100 percent on a net equivalent barrel basis of Petrobras’ net proved reserves in fields operated by Petrobras in Argentina as of December 31, 2012. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Petrobras.

Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2012. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Petrobras after deducting all interests owned by others.

Estimates of oil, NGL, and natural gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

2

DeGolyer and MacNaughton

Data used in this evaluation were obtained from reviews with Petrobras personnel, Petrobras files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Petrobras with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

3

DeGolyer and MacNaughton

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production‑decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

4

DeGolyer and MacNaughton

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

 (ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

5

DeGolyer and MacNaughton

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

6

DeGolyer and MacNaughton

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil and NGL Prices

Petrobras has represented that the oil and NGL prices were based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Petrobras provided these 12-month average prices by field, each including differentials to the West Texas Intermediate reference price of U.S.$95.05 per barrel. The 12-month average adjusted product prices were U.S.$73.61 per barrel for crude oil and U.S.$29.88 per barrel for NGL. These prices were not escalated for inflation.

Natural Gas Prices

Petrobras has represented that the natural gas prices were defined by contractual arrangements. The average adjusted product price, provided by Petrobras, was U.S.$2.77 per thousand cubic feet. These prices were not escalated for inflation.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Petrobras, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

7

DeGolyer and MacNaughton

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2012, estimated proved oil and gas reserves. The reserves estimated in this report can be produced under current regulatory guidelines.

Our estimates of Petrobras’ net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as follows, expressed in millions of barrels (MMbbl), millions of cubic feet (MMcf), and millions of barrels of oil equivalent (MMboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2012
	Oil and NGL (MMbbl)	Natural Gas (MMcf)	Oil Equivalent (MMboe)
Argentina
Total Proved	51.724	671,486	163.638

Notes:

1. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

2. Net reserves include the 77 percent consolidated interest owned by Petrobras Argentina S.A. and Petrolera Entre Lomas S.A. in the Entre Lomas, Bajada del Palo, and Aqua Amarga fields. This consolidated interest includes a 30.08-percent minority interest not owned by the company.

In our opinion, the information relating to estimated proved reserves of oil, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-6 through 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission.

8

DeGolyer and MacNaughton

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Petrobras. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Petrobras. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,
/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

/s/ R. M. Shuck, P.E.
R. M. Shuck, P.E.
[SEAL]	Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, R.M. Shuck, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.    That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Petrobras dated March 25, 2013, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.    That I attended the University of Houston, and that I graduated with a Bachelor of Science degree in Chemical Engineering in the year 1977; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers; and that I have in excess of 35 years of experience in oil and gas reservoir studies and evaluations.

/s/ R. M. Shuck, P.E.
R. M. Shuck, P.E.
Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

March 25, 2013

Petróleo Brasileiro S.A.

Av. República do Chile 330

9th floor – Centro

CEP 20031-170

Rio de Janeiro – RJ-Brazil

Gentlemen:

Pursuant to your request, we have conducted a reserves audit of the net proved crude oil, condensate, and natural gas reserves, as of December 31, 2012, of certain properties owned by Petróleo Brasileiro S.A. (Petrobras). The properties are located in the United States Gulf of Mexico. This audit was completed on March 25, 2013. Petrobras has represented that these properties account for 100 percent on a net equivalent barrel basis of Petrobras’ net proved reserves in fields operated by Petrobras in the United States Gulf of Mexico as of December 31, 2012, and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Petrobras that it represents to be Petrobras’ estimates of the net reserves, as of December 31, 2012, for the same properties as those which we audited.  This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Petrobras.

Reserves included herein are expressed as working-interest and net reserves as represented by Petrobras. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2012. Working‑interest reserves are defined as that portion of gross reserves attributable to the interests of Petrobras after deducting all interests owned by others. Net reserves are defined as working-interest reserves after deductions for royalties.

2

DeGolyer and MacNaughton

Estimates of oil, condensate, and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with Petrobras personnel, Petrobras files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Petrobras with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

3

DeGolyer and MacNaughton

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production‑decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Definition of Reserves

Petroleum reserves estimated by Petrobras included in this report are classified as proved. Only proved reserves have been audited for this report. Reserves classifications used by Petrobras in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

4

DeGolyer and MacNaughton

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

5

DeGolyer and MacNaughton

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

6

DeGolyer and MacNaughton

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil and Condensate Prices

Petrobras has represented that the oil and condensate prices were based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Petrobras provided these 12-month average prices by field, each including differentials to the West Texas Intermediate reference price of U.S.$95.05 per barrel. The 12-month average adjusted product price for the properties audited herein was U.S.$93.34 per barrel. These prices were not escalated for inflation.

Natural Gas Prices

Petrobras has represented that the natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials to the Henry Hub reference price of U.S.$2.75 per thousand cubic feet (Mcf). The average adjusted product price, provided by Petrobras, was U.S.$2.91 per Mcf. These prices were not escalated for inflation.

7

DeGolyer and MacNaughton

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Petrobras, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2012, estimated oil and gas reserves. The reserves estimated in this report can be produced under current regulatory guidelines.

Petrobras has represented that its estimated net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC. Petrobras represents that its estimates of the net proved reserves attributable to these properties, which represent 100 percent of Petrobras’ United States Gulf of Mexico operated reserves on a net equivalent basis, are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by Petrobras Proved Reserves as of December 31, 2012
	Oil and Condensate (Mbbl)	Natural Gas (MMcf)	Oil Equivalent (Mboe)

Reviewed by DeGolyer and MacNaughton
United States Gulf of Mexico
Working-Interest Reserves (before royalties)
Total Proved	63,928	37,614	70,197
Net-Interest Reserves (working-interest reserves after royalties)
Total Proved	59,645	33,204	65,179

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

In our opinion, the information relating to estimated proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (8) of Regulation S–K of the Securities and Exchange Commission.

8

DeGolyer and MacNaughton

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

In comparing the detailed net proved reserves estimates prepared by us and by Petrobras, we have found differences, both positive and negative resulting in an aggregate difference of 3.6 percent when compared on the basis of net equivalent barrels. It is our opinion that the net proved reserves estimates prepared by Petrobras on the properties reviewed by us and referred to above, when compared on the basis of net equivalent barrels, in aggregate, do not differ materially from those prepared by us.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Petrobras. Our fees were not contingent on the results of our audit. This letter report has been prepared at the request of Petrobras. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,
/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

/s/ Thomas C. Pence, P.E.
Thomas C. Pence, P.E.
[SEAL]	Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.    That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Petrobras dated March 25, 2013, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.    That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have in excess of 30 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Thomas C. Pence, P.E.
Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

March 25, 2013

Petróleo Brasileiro S.A.

Av. República do Chile 330

9th floor – Centro

CEP 20031-170

Rio de Janeiro – RJ-Brazil

Gentlemen:

Pursuant to your request, we have conducted a reserves audit of the net proved crude oil and natural gas reserves, as of December 31, 2012, of certain properties owned by Petróleo Brasileiro S.A. (Petrobras). The properties are located in Peru. This audit was completed on March 25, 2013. Petrobras has represented that these properties account for 100 percent on a net equivalent barrel basis of Petrobras’ net proved reserves in fields operated by Petrobras in Peru as of December 31, 2012, and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation  S–X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by Petrobras that it represents to be Petrobras’ estimates of the net reserves, as of December 31, 2012, for the same properties as those which we audited.  This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Petrobras.

Reserves included herein are expressed as net reserves as represented by Petrobras. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2012. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Petrobras after deducting all interests owned by others.

Estimates of oil and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

2

DeGolyer and MacNaughton

Data used in this audit were obtained from reviews with Petrobras personnel, Petrobras files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Petrobras with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

3

DeGolyer and MacNaughton

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production‑decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Definition of Reserves

Petroleum reserves estimated by Petrobras included in this report are classified as proved. Only proved reserves have been audited for this report. Reserves classifications used by Petrobras in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

4

DeGolyer and MacNaughton

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

5

DeGolyer and MacNaughton

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

6

DeGolyer and MacNaughton

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil Prices

Petrobras has represented that the oil and condensate prices were based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Petrobras has represented that the 12-month average adjusted product price for the properties audited herein was U.S.$109.48 per barrel for crude oil, based on a 12‑month average Brent reference price of U.S.$111.88 per barrel. Petrobras supplied differentials by field to the Brent reference price, and the prices were held constant thereafter.

Natural Gas Prices

Petrobras has represented that the natural gas prices for the properties audited herein are defined by contractual arrangements. The average adjusted product price, provided by Petrobras, was U.S.$2.98 per thousand cubic feet, and the prices were held constant thereafter.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Petrobras, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

7

DeGolyer and MacNaughton

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2012, estimated oil and gas reserves. The reserves estimated in this report can be produced under current regulatory guidelines.

Petrobras has represented that its estimated net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC. Petrobras represents that its estimates of the net proved reserves attributable to these properties which represent 100 percent of Petrobras’ Peru operated reserves on a net equivalent basis are as follows, expressed in millions of barrels (MMbbl), billions of cubic feet (Bcf), and millions of barrels of oil equivalent (MMboe):

	Estimated by Petrobras Net Proved Reserves as of December 31, 2012
	Oil (MMbbl)	Natural Gas (Bcf)	Oil Equivalent (MMboe)
Reviewed by DeGolyer and MacNaughton
Peru
Total Proved	87	98	103

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

In our opinion, the information relating to estimated proved reserves of oil and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (8) of Regulation S–K of the Securities and Exchange Commission.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

8

DeGolyer and MacNaughton

In comparing the detailed net proved reserves estimates prepared by us and by Petrobras, we have found differences, both positive and negative resulting in an aggregate difference of less than 1 percent when compared on the basis of net equivalent barrels. It is our opinion that the net proved reserves estimates prepared by Petrobras on the properties reviewed by us and referred to above, when compared on the basis of net equivalent barrels, in aggregate, do not differ materially from those prepared by us.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Petrobras. Our fees were not contingent on the results of our audit. This letter report has been prepared at the request of Petrobras. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,
/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

/s/ R. M. Shuck, P.E.
R. M. Shuck, P.E.
[SEAL]	Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, R.M. Shuck, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.    That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Petrobras dated March 25, 2013, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.    That I attended the University of Houston, and that I graduated with a Bachelor of Science degree in Chemical Engineering in the year 1977; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers; and that I have in excess of 35 years of experience in oil and gas reservoir studies and evaluations.

/s/ R. M. Shuck, P.E.
R. M. Shuck, P.E.
Senior Vice President
DeGolyer and MacNaughton